ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

June 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham; Pam Howell

Re:	Sculptor Acquisition Corp I
Draft Registration Statement on Form S-1
Submitted April 5, 2021
CIK No. 0001853594

Ladies and Gentlemen:

On behalf of Sculptor Acquisition Corp I (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting with the Securities and Exchange Commission (the “Commission”), via EDGAR, the Draft Registration Statement on Form S-1 (the “Amended Registration Statement”). The Amended Registration Statement reflects revisions to the Draft Registration Statement on Form S-1 made in response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated April 29, 2021 (the “Comment Letter”), as well as certain other updated information.

For reference purposes, the comments contained in the Comment Letter are reproduced below in italics and the corresponding response is shown below each comment.  All references to page numbers in the Company’s response are to the page numbers in the Amended Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	- 2 -	June 4, 2021

Registration Statement on Form S-1

General

1.
Please clarify whether an Affiliated Joint Acquisition (as that term is used in the Registration Statement) could include a transaction pursuant to which a target company is acquired in conjunction with another blank check company.

Response to Comment 1:

The Company acknowledges the Staff’s comment and in response has revised the disclosure pertaining to this matter on pages 7, 9, 38, 62, 63, 109, 111, 139 and 145 of the Amended Registration Statement.

Principal Shareholders, page 139

1.
Please revise footnote (3) to disclose the person with voting and investment power over the securities held in the name of your sponsor. In this regard we note that Mr. Levin is both the CEO and CIO of Sculptor Capital Management, Inc., the entity which controls your sponsor, and that "In his role, Mr. Levin oversees all aspects of the Firm’s investment portfolios...and mak[es] key operating decisions."

Response to Comment 2:

The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 143 of the Amended Registration Statement.

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Securities and Exchange Commission	- 3 -	June 4, 2021

We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions about this letter or require any further information, please call the undersigned at (212) 596-9160.

Very truly yours,

/s/ Michael R. Littenberg
Michael R. Littenberg

cc:	Steven Orbuch (Sculptor Acquisition Corp I)